

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Mark Corrao
Chief Financial Officer
Apimeds Pharmaceuticals US, Inc.
2 East Broad Street 2nd Floor
Hopewell, NJ 08425

Re: Apimeds Pharmaceuticals US, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2024
    File No. 001-42545

Dear Mark Corrao:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences